China Architectural Engineering Announces Second Quarter
2010 Financial Results

ZHUHAI, China & NEW YORK, August 16, 2010 – China Architectural Engineering, Inc. (“CAE” or the “Company”) (NASDAQ: CAEI), a provider of design, engineering, fabrication and installation of high-end building envelope systems, today announced its financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Results

Revenues from contracts for the second quarter of 2010 were $5.7 million, a decrease of $24.9 million, or 81%, from $30.6 million for the comparable period in 2009, mainly as a result of fewer projects, due to the declining global construction activities and the Company’s suspension of international projects.

Gross loss was $0.4 million, compared to a gross profit $10.0 million for the second quarter of 2009. The decrease in gross profit was primarily a result of increases in raw material, labor and administrative costs in China, as well as adjustments made in accordance to the percentage-of-completion method of accounting because of increases in estimated costs of current projects.

Selling, general and administrative expenses were $1.8 million for the second quarter of 2010, versus $6.1 million a year ago.  Payroll expenses accounted for approximately 44% of the total expenses, followed by depreciation expenses of 8%, and rental expenses of 6%.

Interest expenses were $1.9 million for the second quarter ended June 30, 2010, an increase of $0.4 million from $1.5 million a year ago. The increase was mainly due to the additional interest expense related to short-term bank loans, as well as the increase in accretion of bonds interest discount.

Net loss was $3.3 million, or a loss of $0.06 per fully diluted share, compared to a net profit of $2.5 million, or $0.05 per fully diluted share, for the comparable period in 2009.

Liquidity and Capital Resources

The Company had an unrestricted cash balance of approximately $0.6 million as of June 30, 2010, as compared to $0.5 million as of March 31, 2010.  Net cash provided by operating activities was $9.0 million for the six months ended June 30, 2010, compared to $2.7 million for same period in 2009.

Mr. Ken Luo, chairman and chief executive officer of CAE, commented, "Our second quarter sales performance was primarily impacted by the fewer number of projects executed as a result of the global economic slowdown.  However, this summer, we have seen a much improved market sentiment.  Leveraging our unique design, technology and craftsmanship, we have signed new contracts in the second quarter worth approximately $21.5 million, including the Terrace Garden Project and Xinhai Revolution Museum in Hubei, and Liuzhou Sports Centre in Guangxi.  We are also making good progress in the designing and constructing of high-end curtain wall system segment. We expect most of these revenues to be recognized in the second half of this year. With our advanced technical capabilities, we have strategically targeted China’s high-end landmark projects that involve more design and consulting services to highlight our value proposition and capabilities. To date, we have won approximately $3 million worth of such contracts, including contracts with the Shenzhen Airport, Hangzhou Railway Station and Joy Coast at Overseas Chinese Town.”

Business Updates

Mr. Luo continues, “Despite the difficult global economic crisis that heavily impacted high-end construction and engineering companies, we are working diligently to counter the negative impact on CAE. Such efforts include our corporate restructuring, through which we believe that CAE can benefit from a more diversified business model, while lowering both operational and financial risks. We are pleased to announce that we have entered into a definitive agreement for the acquisition of a 60% interest in ConnGame.  We expect to announce the closing of this deal in the near future. After the completion of this acquisition, we envision CAE becoming a web-based engineering and design service platform that complements ConnGame’s core online gaming business.

“In the architecture construction and engineering segment, we will be more selective and focus only on quality projects that return higher profits and pose lower risks. In the online gaming segment, we currently intend to launch our new games in the following months, and we expect this segment to soon drive the majority of our revenues. We believe our pending acquisition of a 60% interest in ConnGame will enable CAE to take greater advantage of our core architectural engineering and design market, and more importantly, to capture China’s large and rapidly growing online game market.

“Upon the completion of the acquisition, CAE’s board and management team will be reorganized to reflect the new business model. I truly look forward to the new management team to grow our combined businesses and to deliver greater value to our supportive shareholders,” Mr. Luo concludes.

About China Architectural Engineering

China Architectural Engineering, Inc. (NASDAQ:CAEI) is a provider of design, engineering, fabrication and installation services of high-end curtain wall systems, roofing systems, steel construction systems, and eco-energy systems.  Founded in 1992, CAEI has maintained its market leadership by providing timely, high-quality, reliable, fully integrated, and cost-effective solutions.  Collaborating with world-renowned architects and building engineers, the Company has successfully completed over one hundred large, complex and unique projects worldwide, including numerous award-winning landmarks across Asia’s major cities.

For further information on China Architectural Engineering, Inc., please visit www.caebuilding.com

Forward-Looking Statements

In addition to historical information, the statements set forth above may include forward-looking statements that may involve risk and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Actual results could differ materially from the expectations contained in forward-looking statements as a result of risks and uncertainties, including, but not limited to, the proposed acquisition of ConnGame; difficulties in moving into the online gaming market; the Company’s ability to integrate the personnel and operations of the Company and ConnGame; required Company payments under the waiver agreement and ability to maintain the conditions of the bondholder extension; identification and remediation of the Company's deficiencies and weaknesses in its internal controls over financial reporting, potential claims or litigation that may result from the occurrence of restatements, ability to identify and secure debt, equity, and/or other financing required to continue the operations of the Company; difficulties related to integration and management of the combined operations; reduction or reversal of the Company's recorded revenue or profits due to "percentage of completion" method of accounting and expenses; increasing provisions for bad debt related to the Company's accounts receivable; fluctuation and unpredictability of costs related to our products and services; adverse capital and credit market conditions; fluctuation and unpredictability of costs related to the Company's products and services; expenses and costs associated with its convertible bonds, regulatory approval requirements and competitive conditions; and various other matters, many of which are beyond our control. These and other factors that may result in differences are discussed in greater detail in the Company's reports and other filings with the Securities and Exchange Commission.

Investor Contact:
ICR:
Michael Tieu
Tel:   +86-10-6599-7960
Email: michael.tieu@icrinc.com

Bill Zima
Tel:   +1-203-682-8200
Email: bill.zima@icrinc.com

CHINA ARCHITECTURAL ENGINEERING, INC.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2010 (UNAUDITED) AND DECEMBER 31, 2009(STATED IN US DOLLARS)

	June 30, 2010	December 31, 2009
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$631,444	$740,125
Restricted cash	3,102,371	3,033,819
Contract receivables, net	86,205,606	89,189,103
Costs and earnings in excess of billings	8,424,430	8,100,580
Job disbursements advances	1,347,604	2,696,794
Other receivables	27,104,828	30,768,067
Inventories	170,076	727,499
Deferred income taxes, current	112,603	113,033
Other current assets	256,510	297,838
Total current assets	127,355,472	135,666,858

Non-current assets
Plant and equipment, net	2,214,877	2,539,457
Intangible assets	60,998	70,610
Goodwill	7,995,896	7,995,896
Other non-current asset	377,910	287,586

TOTAL ASSETS	$138,005,153	$146,560,407

Current liabilities
Short-term bank loans	$6,969,821	$9,529,880
Accounts payable	27,256,636	26,614,484
Billings over costs and estimated earnings	4,613,674	6,098,666
Amount due to shareholder	3,540,998	10,080,345
Other payables	13,874,058	9,360,314
Business and other taxes payable	4,670,310	4,923,771
Customers’ deposits	5,939,674	6,392,676
Other Accrual	4,756,148	4,324,011
Total current liabilities	71,621,319	77,324,147

	June 30, 2010	December 31, 2009
	(unaudited)
Non-current liabilities
Long term bank loans	$70,415	$109,239
Convertible bond payable, net	26,569,215	24,564,161

TOTAL LIABILITIES	$98,260,949	$101,997,547

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding at June 30, 2010 and December 31, 2009; Common stock, $0.001 par value, 100,000,000 shares authorized, 55,156,874 shares issued and outstanding at June 30, 2010 and 53,256,874 shares issued at and outstanding December 31, 2009	$55,157	$53,257
Additional paid in capital	28,465,904	26,495,876
Statutory reserves	3,040,595	3,040,595

Accumulated other comprehensive income	3,931,932	3,868,437
Retained earnings	4,280,864	11,131,084
Total Company shareholders’ equity	39,774,452	44,589,249
Noncontrolling interests	(30,248)	(26,389)
Total shareholders’ equity	39,744,204	44,562,860

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$138,005,153	$146,560,407

CHINA ARCHITECTURAL ENGINEERING, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(STATED IN US DOLLARS)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Contract revenues earned	$5,708,417	$30,598,974	$17,180,540	$66,942,038
Cost of contract revenues earned	(6,137,792)	(20,647,144)	(15,281,985)	(48,809,377)

Gross profit / (Loss)	$(429,375)	$9,951,830	$1,898,555	$18,132,661

Selling, general and administrative expenses	(1,845,895)	(6,119,798)	(6,068,575)	(12,070,828)

Income / (Loss) from operations	$(2,275,270)	$3,832,032	$(4,170,020)	$6,061,833

Interest income	2,867	46,259	5,283	49,965
Interest expense	(1,867,885)	(1,463,851)	(3,493,996)	(2,775,584)
Other expense	(8,081)	-	(8,930)	-
Other income	816,414	138,619	823,928	160,456

Income / (Loss) before taxation on Continuing Operations	$(3,331,955)	$2,553,059	$(6,843,735)	$3,496,670

(Income tax) / tax benefit	-	-	(9,575)	-

Net earnings/(Loss) including non-controlling interests	(3,331,955)	2,553,059	(6,853,310)	3,496,670
(Income) / Loss attributable to non-controlling interests	1,619	(1,405)	3,090	(1,405)

Net earnings/(Loss) attributable to the Company	$(3,330,336)	$2,551,654	$(6,850,220)	$3,495,265

Earnings/(Loss) per share:
Basic	$(0.06)	$0.05	$(0.12)	$0.07
Diluted	$(0.06)	$0.05	$(0.12)	$0.07

Weighted average shares outstanding:
Basic	55,156,874	53,256,874	54,945,763	53,256,874
Diluted	55,156,874	53,256,874	54,945,763	53,256,874